Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472




            EchoStar - DIRECTV: The Nation's Leading Distributors of
            --------------------------------------------------------
                        Religious and Family Programming
                        --------------------------------
                                  June 27, 2002

EchoStar's DISH Network and Hughes Electronics' DIRECTV today offer the largest number of religious and family programming and individual religious shows available across the United States.

Though we believe the proposed merger of the two companies will be of great benefit to the religious broadcasting community, a small group of ministers is distributing a petition that argues otherwise. We feel it necessary to set the record straight.

1. Opponents' claim: EchoStar has fought against laws to carry religious broadcasters.

FACT: EchoStar fought vigorously and successfully for the Satellite Home Viewer Improvement Act of 1999 to allow satellite TV broadcasters to carry local TV channels, which in turn provide broadcast opportunities to the religious communities that would otherwise not exist. Today, EchoStar and DIRECTV offer local TV channels in more than 40 metropolitan areas and include religious broadcasters, where available, in each of those areas.

2. Opponents' claim: EchoStar wants to revoke the privileges of all those who currently watch Christian television on satellite or cable TV.

FACT: EchoStar has always complied with the must carry rules and now that the U.S. Supreme Court has decided to not revisit the issue, EchoStar will continue to comply with must carry rules. This means that the new EchoStar will continue to carry all local channels in each local area where it delivers local TV channels via satellite, including local religious channels. After the merger, with the delivery of local channels to all 210 TV markets, the new company will be the nation's largest provider of local religious broadcasters.

3.    Opponents' claim: EchoStar announced its intention to drop ABC Family.

FACT: EchoStar never dropped ABC Family from its lineup since it originally launched as the Family Channel several years ago. Today, EchoStar and DIRECTV have solid agreements in place with ABC Family for continued carriage.

4. Opponents' claim: In rural areas, viewers would not have a choice if the merger is approved.

FACT: Consumers in rural America today have little or no choice for getting local TV channels via cable or satellite and little or no choice for getting affordable broadband Internet service. With the merger, consumers in rural America will receive both via satellite.

FACT: The majority of the ministers that have initiated petitions against the merger have religious TV shows that are currently carried by EchoStar or DIRECTV. The merger will provide the new company more capacity to offer more services such as these.

                                      ###

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


                                       ###

        FACT SHEET: ECHOSTAR - DIRECTV OFFER RELIGIOUS/FAMILY PROGRAMMING
        -----------------------------------------------------------------
                                  June 27, 2002

EchoStar's DISH Network and Hughes Electronics' DIRECTV offer via satellite the most comprehensive lineup of religious and family programming available across the United States.

RELIGIOUS PROGRAMMING:

o 12 video and audio channels dedicated to religious programming are available through DISH Network and DIRECTV programming packages. (See attached list)

o 36 channels devoted to religious video and audio content from Dominion's SkyAngel TV service, which is delivered through EchoStar satellites and hardware. Popular ministers offered by EchoStar or DIRECTV include Dr. John Hagee, Rev. Kenneth Copeland, Rev. Jesse Duplantis, Rev. Joyce Meyer, Dr. Creflo Dollar, Pastor Rod Parsley and other favorites like Paul and Jan Crouch. The denominations include Catholic, Mormon, Christian, African American Christian, Hispanic Ministries, Southern Gospel, Jewish programming and more.

o These channels represent hundreds of ministries and more than a thousand hours of religious programming each day that are available to nearly 18 million customers across the nation. Many of these ministries are not carried by cable and can only be seen by viewers who have a satellite dish, especially in rural areas.

FAMILY PROGRAMMING: EchoStar and DIRECTV provide over 40 channels dedicated to family entertainment and educational programming, including carriage of ABC Family, Animal Planet, Discovery Channel, Disney Channel, Nickelodeon and more.

MERGER WILL PROVIDE MORE CHANNEL CAPACITY:
The pending merger of EchoStar and HUGHES will allow the new company to end the duplicate broadcasting of programming, including the religious channels carried today by EchoStar and DIRECTV. By freeing up channel space, the new EchoStar will have the ability to offer more programming, including family and religious video and audio programming.

EchoStar and DIRECTV are also complying with must carry rules and provide all local TV stations, as required by law, including local religious channels, in each market where they offer local TV channels via satellite. The number of local religious channels carried by EchoStar and DIRECTV will continue to increase as we expand our local channel offerings to more cities. After the merger of EchoStar and Hughes, the new company will provide local TV channels, including local religious stations, to all 210 TV markets in the country.

The new EchoStar is committed to continuing the diversity of programming offered via satellite TV today. For more information, visit the websites of DISH Network, Trinity Broadcasting Network or SkyAngel.

NATIONAL RELIGIOUS PROGRAMMING NOW CARRIED BY ECHOSTAR AND DIRECTV

Trinity Broadcasting Network -                    Radio Maria (Spanish)
(World's Largest Christian Network)               Radio Maria (Polish)
Eternal Word Television Network -                 Radio Maria (Italian)
(World's Largest Catholic Network)                Word Network
Eternal Word Television Network -                 Clara+Vision
(en Espanol)                                      Inspirational Life
Angel One                                         Daystar
                                                  The Church Channel




LIST OF FAMILY/CHILDREN'S PROGRAMMING CARRIED BY ECHOSTAR AND DIRECTV

ABC Family                                        Lifetime Movie Network
Noggin                                            Travel Channel
Nickelodeon                                       Univision
Nick at Nite (East and West)                      Galavision
Disney East                                       National Geographic Channel
Disney West                                       PBS
Boomerang                                         PBS Kids
Toon Disney                                       Bravo
Nick Games and Sports                             Food Network
The Learning Channel                              TechTV
Discovery Kids                                    We (Women's Entertainment)
Discovery Channel                                 HGTV
Animal Planet                                     A&E Network
PAX TV
Hallmark Channel
WAM
TV Land
The Cartoon Network
HBO Family
The Science Channel
Discovery Wings
Discovery Civilization
Discovery Health
Discovery Home & Leisure Channel
StarZ Westerns
Biography
History Channel
History International
Lifetime

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


                                       3